EXHIBIT 99.1

Golar LNG Limited Interim results for the period ended March 31, 2025

Highlights and subsequent events

  Golar LNG Limited (“Golar” or “the Company”) reports Q1 2025 net income attributable to Golar of $8 million, Adjusted EBITDA1 of $41 million and Total Golar Cash1 of $678 million.
  Concluded the 20-year charter of FLNG Hilli for Southern Energy S.A. (“SESA”) in Argentina.
  Signed definitive agreements for a 20-year charter for the MKII FLNG to SESA. Combined with the FLNG Hilli charter, the project will be for 5.95 mtpa of nameplate capacity – one of the world’s largest FLNG development projects.
  FLNG Gimi in final stages of commissioning on the GTA field, Commercial Operations Date ("COD") expected within Q2.
  MKII FLNG conversion vessel Fuji LNG arrived at the shipyard for conversion works, conversion project on schedule for Q4 2027 delivery.
  FLNG Hilli maintained market-leading operational track record and delivered its 132nd LNG cargo since contract start-up.
  Sold minority shareholding in Avenir LNG Limited.
  Completed exit from LNG shipping segment with sale of Golar Arctic.
  Declared dividend of $0.25 per share for the quarter.
  Progressed FLNG growth opportunities with commercial leads, shipyard availability and long lead equipment timing.

FLNG Hilli: Maintained leading operational track record with 132 cargoes offloaded to date and over 9 million tons of LNG produced since operations commenced.

Final Investment Decision (“FID”) for the 20-year redeployment of FLNG Hilli to Southern Energy in Argentina concluded (further details provided in the SESA charter agreements section). A dedicated team has progressed detailed work on Hilli’s re-deployment scope, vessel upgrade and transit to her new location.

Following the conclusion of FLNG Hilli’s re-deployment contract, we will initiate discussions for debt optimization that reflects the strong earnings visibility for the FLNG unit.

FLNG Gimi: In January 2025, the bp operated FPSO provided feedgas from the GTA field allowing for full commissioning to commence, triggering the final upward adjustment to the commissioning rate under the commercial reset agreed in August 2024. First LNG was achieved in February and in April 2025, FLNG Gimi completed the offload of its first full LNG cargo. This introduced Mauritania and Senegal as LNG exporters to the international gas market and triggered the final pre-COD milestone bonus payment to Golar under the terms of the commercial reset. COD, which remains on schedule for Q2 2025, triggers the start of the 20-year Lease and Operate Agreement that unlocks the equivalent of around $3 billion of Adjusted EBITDA backlog1 (Golar’s share) and recognition of contractual payments comprised of capital and operating elements in both the balance sheet and income statement.

As of May 2025, Golar has invoiced $195.9 million of pre-COD fees under the commercial reset arrangements, with this amount currently recognized on the balance sheet.

On March 20, 2025, a $1.2 billion debt facility to refinance FLNG Gimi was signed with a consortium of leading Chinese leasing companies. The contemplated sale and leaseback facility features a tenor of 12 years and a 17-year amortization profile. Upon closing and repayment of the existing debt facility, Gimi MS Corporation is expected to generate net proceeds of approximately $530 million. This amount includes the release of existing interest rate swaps. Golar stands to benefit from 70% of these proceeds, equivalent to approximately $371 million. The transaction remains subject to customary closing conditions and third party stakeholder approvals. Golar has also progressed a rating process to further evaluate debt optimization alternatives for the vessel during the quarter.

MKII FLNG 3.5 MTPA conversion: Conversion work on the $2.2 billion MKII FLNG is proceeding to schedule. The conversion vessel Fuji LNG entered CIMC’s Yantai yard in February 2025 and in April the vessel was successfully separated into forward and aft sections. A mid-ship section housing the liquefaction unit will be inserted between and attached to the refurbished forward and aft sections later in the conversion process. Fabrication of the topsides for the mid-ship section is also underway. As of March 31, 2025, Golar has spent $0.7 billion on the MKII FLNG conversion, all of which is equity funded. The MKII FLNG is expected to be delivered in Q4 2027.

With a definitive agreement that contemplates a 2H 2025 FID now secured, Golar will consider alternatives for asset level MKII FLNG financing.

Southern Energy charter agreements: On May 2, 2025, Golar announced a FID for the 20-year charter of FLNG Hilli. The vessel will be chartered to SESA offshore Argentina. Golar and SESA also signed definitive agreements for a 20-year charter of the MKII FLNG. The MKII FLNG charter remains subject to FID and the same regulatory approvals as those granted to the FLNG Hilli project, expected within 2025.

Key commercial terms for the respective 20-year charter agreements include:

  FLNG Hilli (nameplate capacity of 2.45mtpa): Expected contract start-up in 2027, expected  Adjusted EBITDA1 to Golar of $285 million per year, plus a commodity linked tariff component of 25% of Free on Board (“FOB”) prices in excess of $8/MMBtu; and,
  MKII FLNG (nameplate capacity of 3.5mtpa): Expected contract start-up in 2028, expected  Adjusted EBITDA1 to Golar of $400 million per year, plus a commodity linked tariff component of 25% of FOB prices in excess of $8/MMBtu.

The two FLNG agreements are expected to add $13.7 billion in Adjusted EBITDA backlog1 to Golar over 20 years, before inflationary adjustments (30% of U.S. CPI from year 6) to the charter hire, and before the commodity linked tariff upside. Where achieved FOB prices exceed the $8/MMBtu reference price, Golar will receive 25% of the excess amount (this reference price is subject to the same 30% US CPI adjustment from year 6). The commodity linked element in the FLNG charter provides an upside of $70 million per year to Golar for every $ 1/MMBtu the achieved FOB price is higher than the USD 8/MMBtu reference price. The upside calculation is based on monthly achieved FOB prices.

While the commodity linked tariff component is upside oriented, the Company has also agreed to a mechanism where the charter hire can be partially reduced for FOB prices below $7.5/MMBtu, down to a floor of $6/MMBtu. Under this mechanism, the maximum accumulated discount over the life of both contracts has a cap of $210 million, and any outstanding discounted charter hire amounts will be recovered through additional upside sharing if FOB prices return to levels above $7.5/MMBtu. Golar is not exposed to further downside in the commodity linked FLNG charter mechanism. The upside calculation is based on monthly achieved FOB prices, whilst the downside adjustment is based on annual average achieved FOB prices. The downside mechanism is based on annual average achieved FOB prices.

SESA, a company formed to export Argentinian LNG, is owned by a consortium of leading Argentinian gas producers including Pan American Energy (30%), YPF (25%), Pampa Energia (20%), Harbour Energy (15%) and Golar (10%). The four gas producers have committed to supply their pro-rata share of natural gas to the FLNGs under Gas Sales Agreements at a fixed price per MMBtu. Golar’s 10% shareholding in SESA provides additional commodity exposure. The 10% equity stake equates to approximately $28 million in annual additional commodity exposure to Golar for every $1/MMBtu change in achieved FOB prices versus SESA’s cash break even.

With the combination of the fixed charter hire with 30% of U.S. CPI inflation from year 6, operating expenses pass through, 25% commodity exposure in the FLNG tariff for FOB prices above $8/MMBtu and Golar’s 10% shareholding in SESA, Golar believes it has secured a highly attractive risk-reward in the SESA charters. For every $1 FOB price above $8/MMBtu, Golar’s total commodity upside is approximately $100 million, versus approximately $28 million in downside for every $1/MMBtu that realized FOB prices are below SESA’s cash break even.

Located offshore in close proximity of each other in Rio Negro's Gulf of San Matias, the FLNG's will monetize gas from the Vaca Muerta formation, the world’s second largest shale gas resource, located onshore in Argentina's Neuquen province. FLNG Hilli will initially utilize spare volumes from the existing pipeline network. SESA intends to facilitate the construction of a dedicated pipeline from Vaca Muerta to the Gulf of San Matias to supply gas to the FLNGs and the project expects to benefit from significant operational efficiencies and synergies from two FLNGs in the same area.

The charters are also subject to strong legal and regulatory protections including:

  both charter agreements are subject to English Law with dispute resolution pursuant to ICC arbitration in Paris, France;
  hire and other payments under both contracts are fully paid in U.S. dollars;
  SESA has obtained Argentina’s first ever 30-year non-interruptible LNG export license for FLNG Hilli, providing security of exports, necessary for the significant upstream and midstream investments, as well as securing offtake contracts; and
  MKII FLNG is expected to obtain a similar term export license within 2025.

FLNG Hilli has been approved for adherence to the Large Investments Incentive Scheme (“RIGI”), as a Long-Term Strategic Export project. The RIGI was implemented by the current administration of President Milei to incentivize large investments in Argentina. Under the RIGI, there are incentives and protections granted to the project company (SESA), with Golar benefiting as an international asset provider and investor, mostly notably:

  guaranteed legal certainty and regulatory stability for the duration of the project, covering taxes, customs, duties, and foreign exchange controls;
  any new national, provincial, or municipal taxes or restrictions would not apply to RIGI projects beyond those existing when the project was approved; and
  freedom to repatriate profits, dividends, and capital including exemption from potential Central Bank restrictions on access to foreign exchange for repatriation purposes.

If Argentina breaches the RIGI framework (e.g. by purporting to change the regime unilaterally), the beneficiary of the RIGI status can:

  bring legal action against the National or Provincial Government (as applicable) under ICC arbitration, or elect to challenge the revocation through administrative channels; and
  challenge the constitutionality of enacted law which breaches the RIGI protections.

Business development: Detailed discussions for FLNG opportunities continue. With limited yard capacity for FLNG delivery before the 2030s, and with the current Golar fleet committed, we see firming demand for the remaining available 2020s deliveries. Progress is being made on FLNG projects ranging from MKI, MKII and MKIII FLNG developments. We target FLNG opportunities with competitive wellhead gas to secure attractive base tariff and commodity upside participation. We are also in commercial negotiations with potential charterers seeking equity participation in the FLNG to align project stakeholders.

On the back of the recent commitments for the existing fleet and with ongoing detailed commercial discussions, we are working with shipyards and topside equipment providers to firm-up prices and schedules for potential ordering of additional unit(s) within 2025. Any growth initiatives are planned to be funded with recycled liquidity from debt optimization of the existing FLNG fleet on the back of their long term charters.

Corporate/Other: Operating revenues and costs under corporate and other items are comprised of two FSRU operate and maintain agreements in respect of the LNG Croatia and Italis LNG together with the  Golar Arctic up to her point of sale in March 2025, for $24 million, and the Fuji LNG, up to the point she entered CIMC's yard in February 2025 for FLNG conversion.

In February 2025, Golar also closed the sale of its non-core 23.4% interest in Avenir LNG Limited, for $39 million.

Shares and dividends: As of March 31, 2025, 104.7 million shares are issued and outstanding. Golar’s Board of Directors approved a total Q1 2025 dividend of $0.25 per share to be paid on or around June 10, 2025. The record date will be June 3, 2025.

Financial Summary

(in thousands of $)	Q1 2025	Q1 2024	% Change	Q4 2024	% Change
Net income	12,939	66,495	(81)%	15,037	(14)%
Net income attributable to Golar LNG Ltd	8,197	55,220	(85)%	4,494	82%
Total operating revenues	62,502	64,959	(4)%	65,917	(5)%
Adjusted EBITDA [1]	40,936	63,587	(36)%	59,168	(31)%
Golar’s share of Contractual Debt [1]	1,494,615	1,209,407	24%	1,515,357	(1)%

Financial Review

Business Performance:

	2025	2024
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar
Net income	12,939	15,037	66,495
Income taxes	179	(504)	138
Net income before income taxes	13,118	14,533	66,633
Depreciation and amortization	12,638	13,642	12,476
Impairment of long-term assets	—	22,933	—
Unrealized loss/(gain) on oil and gas derivative instruments	25,001	14,269	(2,148)
Other non-operating loss	—	7,000	—
Interest income	(8,699)	(9,866)	(10,026)
Loss/(gain) on derivative instruments, net	6,795	(8,711)	(6,202)
Other financial items, net	2,292	1,153	2,640
Net (income)/loss from equity method investments	(10,209)	4,215	214
Adjusted EBITDA [1]	40,936	59,168	63,587

	2025			2024
	Jan-Mar			Oct-Dec
(in thousands of $)	FLNG	Corporate and other	Total	FLNG	Corporate and other	Total
Total operating revenues	55,688	6,814	62,502	56,396	9,521	65,917
Vessel operating expenses	(18,785)	(9,685)	(28,470)	(19,788)	(8,121)	(27,909)
Voyage, charterhire & commission expenses	—	—	—	—	(446)	(446)
Administrative expenses	(588)	(8,999)	(9,587)	(264)	(7,241)	(7,505)
Project development expenses	(2,351)	(968)	(3,319)	(3,624)	(1,236)	(4,860)
Realized gain on oil and gas derivative instruments (2)	21,213	—	21,213	33,502	—	33,502
Other operating income	—	(1,403)	(1,403)	469	—	469
Adjusted EBITDA [1]	55,177	(14,241)	40,936	66,691	(7,523)	59,168

(2) The line item “Realized and unrealized (loss)/gain on oil and gas derivative instruments” in the Unaudited Consolidated Statements of Operations relates to income from the Hilli Liquefaction Tolling Agreement (“LTA”) and the natural gas derivative which is split into: “Realized gain on oil and gas derivative instruments” and “Unrealized (loss)/gain on oil and gas derivative instruments”.

	2024
	Jan-Mar
(in thousands of $)	FLNG	Corporate and other	Total
Total operating revenues	56,368	8,591	64,959
Vessel operating expenses	(18,784)	(7,078)	(25,862)
Voyage, charterhire & commission expenses	—	(1,770)	(1,770)
Administrative expenses	(471)	(6,604)	(7,075)
Project development expenses/(income)	(1,085)	273	(812)
Realized gain on oil and gas derivative instruments	34,147	—	34,147
Adjusted EBITDA [1]	70,175	(6,588)	63,587

Golar reports today Q1 2025 net income of $13 million, before non-controlling interests, inclusive of $32 million of non-cash items1, comprised of:

  TTF and Brent oil unrealized mark-to-market (“MTM”) losses of $25 million; and
  A $7 million MTM loss on interest rate swaps.

The Brent oil linked component of FLNG Hilli’s fees generates additional annual cash of approximately $3.1 million for every dollar increase in Brent Crude prices between $60 per barrel and the contractual ceiling. Billing of this component is based on a three-month look-back at average Brent Crude prices. During Q1 2025, we recognized a total of $21 million of realized gains on FLNG Hilli's oil and gas derivative instruments, comprised of a:

  $12 million realized gain on the Brent oil linked derivative instrument; and
  $9 million realized gain in respect of fees for the TTF linked production.

We also recognized $25 million of non-cash losses in relation to FLNG Hilli’s oil and gas derivative assets, with corresponding changes in the fair value in its constituent parts recognized on our unaudited consolidated statement of operations as follows:

  $13 million loss on the Brent oil linked derivative asset; and
  $12 million loss on the TTF linked natural gas derivative asset.

Balance Sheet and Liquidity:

As of March 31, 2025, Total Golar Cash1 was $678 million, comprised of $522 million of cash and cash equivalents and $156 million of restricted cash.

Golar’s share of Contractual Debt1 as of  March 31, 2025 is $1,495 million. Deducting Total Golar Cash1 of $678 million from Golar’s share of Contractual Debt1 leaves a net debt position of $817 million.

Assets under development amounts to $2.5 billion, comprised of $1.8 billion in respect of FLNG Gimi and $0.7 billion in respect of the MKII FLNG. The carrying value of LNG carrier Fuji LNG, previously included under Vessels and equipment, net in Q4 2024 was transferred to Assets under development in Q1 2025.

Non-GAAP measures

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

This report also contains certain forward-looking non-GAAP measures for which we are unable to provide a reconciliation to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside of our control, such as oil and gas prices and exchange rates, as such items may be significant. Non-GAAP measures in respect of future events which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied to Golar’s unaudited consolidated financial statements.

These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures and financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies. The reconciliations as at March 31, 2025 and for the three months ended March 31, 2025, from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Adjusted EBITDA	Net income/(loss)	+/- Income taxes
+ Depreciation and amortization
+ Impairment of long-lived assets
+/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
		+/- Net loss/(income) from discontinued operations	Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, removing the impact of unrealized movements on embedded derivatives, depreciation, impairment charge, financing costs, tax items and discontinued operations.
Distributable Adjusted EBITDA	Net income/(loss)	+/- Income taxes
+ Depreciation and amortization
+ Impairment of long-lived assets
+/- Unrealized (gain)/loss on oil and gas derivative instruments
+/- Other non-operating (income)/losses
+/- Net financial (income)/expense
+/- Net (income)/losses from equity method investments
+/- Net loss/(income) from discontinued operations
- Amortization of deferred commissioning period revenue
- Amortization of Day 1 gains
- Accrued overproduction revenue
+ Overproduction revenue received
		- Accrued underutilization adjustment	Increases the comparability of our operational FLNG Hilli from period to period and against the performance of other companies by removing the non-distributable income of FLNG Hilli, project development costs, the operating costs of the Gandria (prior to her disposal) and FLNG Gimi.
Liquidity measures
Contractual debt [1]	Total debt (current and non-current), net of deferred finance charges	+/-Variable Interest Entity (“VIE”) consolidation adjustments +/-Deferred finance charges	During the year, we consolidate a lessor VIE for our Hilli sale and leaseback facility. This means that on consolidation, our contractual debt is eliminated and replaced with the lessor VIE debt.

Contractual debt represents our debt obligations under our various financing arrangements before consolidating the lessor VIE.

The measure enables investors and users of our financial statements to assess our liquidity, identify the split of our debt (current and non-current) based on our underlying contractual obligations and aid comparability with our competitors.
Adjusted net debt	Adjusted net debt based on
GAAP measures:
-Total debt (current and
non-current), net of
deferred finance
charges
- Cash and cash
equivalents
- Restricted cash and
short-term deposits
(current and non-current)
- Other current assets (Receivable from TTF linked commodity swap derivatives)	Total debt (current and non-current), net of:
+Deferred finance charges
+Cash and cash equivalents
+Restricted cash and short-term deposits (current and non-current)
+/-VIE consolidation adjustments
		+Receivable from TTF linked commodity swap derivatives	The measure enables investors and users of our financial statements to assess our liquidity based on our underlying contractual obligations and aids comparability with our competitors.
Total Golar Cash	Golar cash based on GAAP measures: + Cash and cash equivalents + Restricted cash and short-term deposits (current and non-current)	-VIE restricted cash and short-term deposits	We consolidate a lessor VIE for our sale and leaseback facility. This means that on consolidation, we include restricted cash held by the lessor VIE.

Total Golar Cash represents our cash and cash equivalents and restricted cash and short-term deposits (current and non-current) before consolidating the lessor VIE.

Management believe that this measure enables investors and users of our financial statements to assess our liquidity and aids comparability with our competitors.

(1) Please refer to reconciliation below for Golar’s share of contractual debt

Adjusted EBITDA backlog (also referred to as “earnings backlog”): This is a non-GAAP financial measure and represents the share of contracted fee income for executed contracts or definitive agreements less forecasted operating expenses for these contracts/agreements. Adjusted EBITDA backlog should not be considered as an alternative to net income / (loss) or any other measure of our financial performance calculated in accordance with U.S. GAAP.

Non-cash items: Non-cash items comprised of impairment of long-lived assets, release of prior year contract underutilization liability, MTM movements on our TTF and Brent oil linked derivatives, listed equity securities and interest rate swaps (“IRS”) which relate to the unrealized component of the gains/(losses) on oil and gas derivative instruments, unrealized MTM (losses)/gains on investment in listed equity securities and gains on derivative instruments, net, in our unaudited consolidated statement of operations.

Abbreviations used:

FLNG: Floating Liquefaction Natural Gas vessel
FSRU: Floating Storage and Regasification Unit
MKII FLNG: Mark II FLNG
FPSO: Floating Production, Storage and Offloading unit

MMBtu: Million British Thermal Units
mtpa: Million Tons Per Annum

Reconciliations - Liquidity Measures

Total Golar Cash

(in thousands of $)	March 31, 2025	December 31, 2024	March 31, 2024
Cash and cash equivalents	521,434	566,384	547,868
Restricted cash and short-term deposits (current and non-current)	172,879	150,198	92,159
Less: VIE restricted cash and short-term deposits	(16,745)	(17,472)	(17,933)
Total Golar Cash	677,568	699,110	622,094

Contractual Debt and Adjusted Net Debt

(in thousands of $)	March 31, 2025	December 31, 2024	March 31, 2024
Total debt (current and non-current) net of deferred finance charges	1,418,816	1,452,255	1,195,063
VIE consolidation adjustments	251,728	241,666	213,042
Deferred finance charges	20,946	22,686	22,337
Total Contractual Debt	1,691,490	1,716,607	1,430,442
Less: Keppel’s and B&V’s share of the FLNG Hilli contractual debt	—	—	(32,035)
Less: Keppel’s share of the Gimi debt	(196,875)	(201,250)	(189,000)
Golar’s share of Contractual Debt	1,494,615	1,515,357	1,209,407

Please see Appendix A for a capital repayment profile for Golar’s Contractual Debt.

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “if,” “subject to,” “believe,” “assuming,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “could,” “would,” “predict,” “propose,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Golar undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include but are not limited to:

  our ability and that of our counterparty to meet our respective obligations under the 20-year lease and operate agreement (the “LOA”) with BP Mauritania Investments Limited, a subsidiary of BP p.l.c. (“bp”), entered into in connection with the Greater Tortue Ahmeyim Project (the “GTA Project”), including the commissioning and start-up of various project infrastructure. Delays to FLNG commissioning works and the start of operations for our FLNG Gimi (“FLNG Gimi”) could result in incremental costs to both parties to the LOA;
  our ability to meet our obligations under our commercial agreements, including the liquefaction tolling agreement (the “LTA”) entered into in connection with the FLNG Hilli Episeyo (“FLNG Hilli”);
  our ability to meet our obligations to SESA in connection with the recently signed agreement to deploy FLNG Hilli in Argentina, and SESA’s ability to meet its obligations to us;
  our ability to meet our obligations to SESA in connection with the recently signed definitive agreement to deploy our FLNG in conversion, MKII FLNG in Argentina, including reaching a final investment decision, and SESA’s ability to meet its obligations to us;
  our ability to obtain additional financing or refinance existing debt on acceptable terms or at all including the satisfaction of the conditions precedent to the consummation of the FLNG Gimi sale leaseback transaction;
  global economic trends, competition, and geopolitical risks, including U.S. government actions, trade tensions or conflicts such as between the U.S. and China, related sanctions, a potential Russia-Ukraine peace settlement and its potential impact on liquefied natural gas (“LNG”) supply and demand;
  a material decline or prolonged weakness in tolling rates for FLNGs;
  failure of shipyards to comply with schedules, performance specifications or agreed prices;
  failure of our contract counterparties to comply with their agreements with us or other key project stakeholders;
  an increase in tax liabilities in the jurisdictions where we are currently operating, have previously operated, or expect to operate;
  continuing volatility in the global financial markets, including commodity prices, foreign exchange rates and interest rates and global trade policy, particularly the recent imposition of tariffs by the U.S. government;
  changes in general domestic and international political conditions, particularly where we operate, or where we seek to operate;
  changes in our ability to retrofit vessels as FLNGs, including the availability of vessels to purchase and in the time it takes to build new vessels or convert existing vessels;
  continuing uncertainty resulting from potential future claims from our counterparties of purported force majeure under contractual arrangements, including our future projects and other contracts to which we are a party;
  our ability to close potential future transactions in relation to equity interests in our vessels or to monetize our remaining equity method investments on a timely basis or at all;
  increases in operating costs as a result of inflation or trade policy, including salaries and wages, insurance, crew provisions, repairs and maintenance, spares and redeployment related modification costs;
  claims made or losses incurred in connection with our continuing obligations with regard to New Fortress Energy Inc. (“NFE”), Energos Infrastructure Holdings Finance LLC (“Energos”), Cool Company Ltd (“CoolCo”), and Snam S.p.A. (“Snam”);
  the ability of NFE, Energos, CoolCo, and Snam to meet their respective obligations to us, including indemnification obligations;
  changes to rules and regulations applicable to FLNGs or other parts of the natural gas and LNG supply chain;
  rules on climate-related disclosures promulgated by the European Union, including but not limited to disclosure of certain climate-related risks and financial impacts, as well as greenhouse gas emissions;
  actions taken by regulatory authorities that may prohibit the access of FLNGs to various ports and locations; and
  other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the Commission, including our annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on March 27, 2025 (the “2024 Annual Report”).

As a result, you are cautioned not to rely on any forward-looking statements. Actual results may differ materially from those expressed or implied by such forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless required by law.

Responsibility Statement

We confirm that, to the best of our knowledge, the unaudited consolidated financial statements for the three months ended March 31, 2025, which have been prepared in accordance with accounting principles generally accepted in the United States give a true and fair view of Golar’s unaudited consolidated assets, liabilities, financial position and results of operations. To the best of our knowledge, the report for the three months ended March 31, 2025, includes a fair review of important events that have occurred during the period and their impact on the unaudited consolidated financial statements, the principal risks and uncertainties and major related party transactions.

May 27, 2025
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda
Investor Questions: +44 207 063 7900
Karl Fredrik Staubo - CEO
Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

Tor Olav Trøim (Chairman of the Board)
Benoît de la Fouchardiere (Director)
Carl Steen (Director)
Dan Rabun (Director)
Lori Wheeler Naess (Director)
Mi Hong Yoon (Director)
Niels Stolt-Nielsen (Director)

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act

Attachment

  Golar LNG Limited Interim results for the period ended March 31, 2025 (https://ml-eu.globenewswire.com/Resource/Download/5eed0f2e-5e6d-4aa2-b7d6-545ef2b9bc9b)